UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2, 2010           File No.  001-33491

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Provides US Projects Update

2010 Key Property Priorities and Objectives Identified

Denver, Colorado. February 2, 2010 -- The Board of Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) has approved the 2010 operating plan for Dejour USA, which concentrates on low risk well defined development opportunities on its properties located primarily in the natural gas prone Piceance Basin.

“Market conditions have appreciated noticeably in the Piceance Basin with improving natural gas prices and new pipeline infrastructure that has all but eliminated the price differential between Rockies gas production and US Gulf Coast gas production”, states Hal Blacker, President & COO.  “Our goal for the US operations in 2010 is to establish production from two of our project areas while completing important pre-development activities that will position our largest and most profitable project, Gibson Gulch, for startup of Phase 1 development”.

Gibson Gulch

Located in the heart of a key producing area of the Piceance Basin, Dejour has 72%WI in 2200 acres. This acreage appears to be in one of the best locations in the basin for both Williams Fork and Mancos gas and condensate production. Williams Co. (NYSE:WMB) purchased bordering acreage for $30,000+ per acre in late 2009, has moved in 4 rigs and commenced a 150 well program between and around Dejour’s acreage. With up to 30 wells planned for drilling in early 2011, the company is currently discussing development and marketing plans with various regulatory agencies and Piceance area transportation and processing companies. Work has begun with an independent reservoir engineering firm to account for the impact of recent developments in the area which most likely have significantly increased the proved reserves and values located within Dejour’s Phase 1 development area. The company has also commenced discussions relative to development program financing.

Roan Creek

Dejour’s other near term gas development opportunity, its Roan Creek property (72%WI in 1440 acres), is located adjacent to major vehicular and gas transmission routes at the west base of the Roan Plateau. The tract is prospective for low risk Williams Fork gas production (over 250 Williams Fork completions on adjacent acreage) and is located in an area of increased interest for development of gas in the deeper Mancos Shale. Dejour expects approval of the drilling permits for a test well through the Williams Fork and into the Mancos in the summer of 2010. The company is also reviewing funding and partnering opportunities that would allow testing this prospect without affecting progress or funding for Gibson Gulch.

South Rangely

Dejour has 72%WI in 7100 acres, due south of the Rangely oil field, and located along a trend of oil and gas developments within the Mancos Shale. The Company is monitoring the results of at least 17 successful oil wells and the progress of the first horizontal well to be drilled in an ongoing development of the Mancos Shale just to the southwest of the Dejour lands. Plans include finalizing permits for the drilling of two oil wells beginning in Q3 of 2010.

Other Western Colorado/ Utah acreages

Dejour geologists continue to evaluate the prospectivity of several other projects encompassing over 100,000 acres of additional landholdings, including acreage operated by Fidelity Exploration and Production in the Greentown area of the Paradox basin.

States Co-Chairman Robert Hodgkinson, “2010 is the year in which we anticipate significant advancement on key projects both in Canada and the US. It will be the year in which our “Company Maker”, Gibson Gulch, will emerge as a high value, blue chip development project. The Dejour team, under Hal Blacker, is well focused to maximize production expansion in NE BC and establish a core production base in Colorado that will serve as a foundation for the real value growth of Dejour’s prime US Rocky Mountain properties”.

For further information and detailed maps of the above projects, refer to www.dejour.com.

About Dejour

Dejour Enterprises Ltd. is a high growth crude oil and natural gas company operating multiple  exploration and production projects in North America’s Piceance / Uinta Basin (127,000 net acres) and Peace River Arch regions (18,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage.

Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information:  This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO
DEJOUR ENTERPRISES LTD.
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050  Facsimile: 604.638.5051
Email: investor@dejour.com